EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Fiscal Year Ended
	December 29, 2013	December 30, 2012	January 1, 2012	January 2, 2011	January 3, 2010
	(In thousands, except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$44,066	$43,702	$23,310	$15,393	$15,765
Interest on rental expense	10,536	12,053	9,820	9,360	7,240
Total fixed charges	54,602	55,755	33,130	24,753	23,005
Earnings:
Income from continuing operations before income taxes	153,332	50,587	64,354	165,951	100,159
Earnings available to cover fixed charges	$207,934	$106,342	$97,484	$190,704	$123,164
Ratio of earnings to fixed charges	3.8	1.9	2.9	7.7	5.4
Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—